Pricing Supplement (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-169119

Barclays ETN+ S&P VEQTORTM ETN

The Barclays ETN+ S&P VEQTORTM Exchange Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time are linked to the performance of the S&P 500® Dynamic VEQTOR™ (Volatility EQuity Target Return) Total Return Index (the “Index”). The Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, volatility and cash. The equity component of the Index is represented by the S&P 500® Total Return Index™ and the volatility component of the Index is represented by the S&P 500 VIX Short-Term Futures™ Index TR. The ETNs do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or upon early redemption based on the performance of the Index less an investor fee.

This document contains important information about the plan of distribution of the ETNs you are purchasing and should be read in conjunction with the pricing supplement, dated February 3, 2012, the prospectus supplement, dated May 27, 2011, and the prospectus, dated August 31, 2010 (together, the “Prospectus”). Defined terms used but not defined herein shall have the meanings ascribed to them in the Prospectus. This pricing supplement, together with the documents listed below, contains the terms of the ETNs you are purchasing. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus, dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement, dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Pricing Supplement, dated February 3, 2012:

http://www.sec.gov/Archives/edgar/data/312070/000119312512038450/d293789d424b2.htm

On the inception date, we issued $250,000,000 principal amount of the ETNs, of which $10,000,000 principal amount were sold at 100% of their principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution. An additional $250,000,000 principal amount of the ETNs were issued on February 8, 2012. As of the date hereof, we have sold a further $390,839,100 principal amount of the ETNs through Barclays Capital Inc., as agent, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Barclays Capital Inc. did not receive an agent’s commission in connection with these sales.

On March 27, 2012 (the “Date of Sale”), we sold a further $27,341,800 principal amount of the ETNs to clients of UBS Financial Services Inc. with advisory accounts (“Advisory Clients”). With respect to the ETNs sold to Advisory Clients, UBS Financial Services Inc. will facilitate the sale of the ETNs as broker on an agency basis at a price equal to 100% of the closing indicative value of the ETNs on the Date of Sale (the “Price to Public”) and UBS Financial Services Inc. will not retain a dealer’s commission. Accordingly, the aggregate proceeds to Barclays Bank PLC of ETNs sold to Advisory Clients will be 100% of the Price to Public, for a total of $36,568,618.51.

March 27, 2012